SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 6)*

Lions Gate Entertainment Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

535919203
(CUSIP Number)

March 5, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

		13G	Page 2 of 16 Pages
CUSIP No.	535919203

1	NAMES OF REPORTING PERSONS
	MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		5,925,953

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,925,953

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,925,953

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

		13G	Page 3 of 16 Pages
CUSIP No.	535919203

1	NAMES OF REPORTING PERSONS
	MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		8,278,176

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,278,176

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,278,176

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

		13G	Page 4 of 16 Pages
CUSIP No.	535919203

1	NAMES OF REPORTING PERSONS
	MHR INSTITUTIONAL PARTNERS III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		11,840,429

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,840,429

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,840,429

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

		13G	Page 5 of 16 Pages
CUSIP No.	535919203

1	NAMES OF REPORTING PERSONS
	MHR INSTITUTIONAL ADVISORS III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		11,840,429

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,840,429

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,840,429

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

		13G	Page 6 of 16 Pages
CUSIP No.	535919203

1	NAMES OF REPORTING PERSONS
	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		22,805,278

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,805,278

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,805,278

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.69%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

		13G	Page 7 of 16 Pages
CUSIP No.	535919203

1	NAMES OF REPORTING PERSONS
	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		22,805,278

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		22,805,278

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,805,278

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	19.69%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN; HC

Page 8 of 16 Pages

Item 1(a). Name of Issuer:
Item 1(b). Address of Issuer’s Principal Executive Offices:
Item 2(a). Name of Person Filing:
Item 2(b). Address of Principal Business Office or, if none, Residence:
Item 2(c). Citizenship:
Item 2(d). Title of Class of Securities:
Item 2(e). CUSIP Number:
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certification.
SIGNATURE

Page 9 of 16 Pages

          This statement on Schedule 13G (this “Statement”) amends and supplements, as Amendment No. 6, the statement on Schedule 13G filed on August 19, 2005 (the “Initial 13G”), which was amended and supplemented on January 26, 2006 by Amendment No. 1 to the Initial 13G (“Amendment No. 1”), on June 22, 2007 by Amendment No. 2 to the Initial 13G (“Amendment No. 2”), on February 14, 2008 by Amendment No. 3 to the Initial 13G (“Amendment No. 3”), on September 22, 2008 by Amendment No. 4 to the Initial 13G (“Amendment No. 4 ”) and on February 12, 2009 by Amendment No. 5 to the Initial 13G (“Amendment No. 5 ” and, together with the Initial 13G, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13G”) and relates to common shares, no par value per share (the “Common Shares”), of Lions Gate Entertainment Corp. (the “Issuer”). This Statement is being filed by the Reporting Persons (as defined below) solely to report that each of MHR Institutional Partners III LP (“Institutional Partners III”) and MHR Institutional Advisors III LLC (“Institutional Advisors III”) have become the beneficial owners of more than 10% of the outstanding Common Shares.
Item 1(a). Name of Issuer:
Lions Gate Entertainment Corp.
Item 1(b). Address of Issuer’s Principal Executive Offices:
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9
and
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404
Item 2(a). Name of Person Filing:
          This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1.	MHR Institutional Partners IIA LP (“Institutional Partners IIA”);

2.	MHR Institutional Advisors II LLC (“Institutional Advisors II”);

3.	Institutional Partners III;

4.	Institutional Advisors III;

5.	MHR Fund Management LLC (“Fund Management”); and

6.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).
     This Statement relates to securities held for the accounts of each of MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies (“Master Account”), MHR Capital Partners (100) LP (“Capital Partners (100)”), MHR Institutional Partners II LP (“Institutional Partners II”), Institutional Partners IIA and Institutional Partners III, each (other than Master Account) a Delaware limited partnership. MHR Advisors LLC (“Advisors”) is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III and, in such capacity, may be deemed to beneficially own the Common Shares held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Common Shares reported herein and, accordingly, Fund Management may be deemed to beneficially own the Common Shares reported herein which are held

Page 10 of 16 Pages

for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management and, in such capacity, may be deemed to beneficially own the Common Shares held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Item 2(b). Address of Principal Business Office or, if none, Residence:
          The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, New York, 10019.
Item 2(c). Citizenship:
1.	Institutional Partners IIA is a Delaware limited partnership.

2.	Institutional Advisors II is a Delaware limited liability company.

3.	Institutional Partners III is a Delaware limited partnership.

4.	Institutional Advisors III is a Delaware limited liability company.

5.	Fund Management is a Delaware limited liability company.

6.	Dr. Rachesky is a United States citizen.
Item 2(d). Title of Class of Securities:
          No par value common shares of the Issuer.
Item 2(e). CUSIP Number:
          535919203
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)

☐  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)

☐  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)

☐  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)

☐  An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)

☐  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)

☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)

☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)

☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
             Investment Company Act (15 U.S.C. 80a-3);

(j)

☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)

☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Page 11 of 16 Pages

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.
(a) Amount beneficially owned:
          As of the date hereof:
1.	Master Account may be deemed to be the beneficial owner of 2,370,023 Common Shares held for its own account.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 316,650 Common Shares held for its own account.

3.	Advisors may be deemed to be the beneficial owner of 2,686,673 Common Shares. This number consists of (A) 2,370,023 Common Shares held for the account of Master Account and (B) 316,650 Common Shares held for the account of Capital Partners (100).

4.	Institutional Partners II may be deemed to be the beneficial owner of 2,352,223 Common Shares held for its own account.

5.	Institutional Partners IIA may be deemed to be the beneficial owner of 5,925,953 Common Shares held for its own account.

6.	Institutional Advisors II may be deemed to be the beneficial owner of 8,278,176 Common Shares. This number consists of (A) 2,352,223 Common Shares held for the account of Institutional Partners II and (B) 5,925,953 Common Shares held for the account of Institutional Partners IIA.

7.	Institutional Partners III may be deemed to be the beneficial owner of 11,840,429 Common Shares held for its own account.

8.	Institutional Advisors III may be deemed to be the beneficial owner of 11,840,429 Common Shares. This number consists of 11,840,429 Common Shares held for the account of Institutional Partners III.

9.	Fund Management may be deemed to be the beneficial owner of 22,805,278 Common Shares. This number consists of all of the Common Shares otherwise described in this Item 4(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Page 12 of 16 Pages

10.	Dr. Rachesky may be deemed to be the beneficial owner of 22,805,278 Common Shares. This number consists of all of the Common Shares otherwise described in this Item 4(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III.
(b) Percent of class:
          The percentages used herein are calculated based upon the information contained in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2008, which disclosed that there were 115,829,621 Common Shares outstanding as of February 1, 2009.
1.	Master Account may be deemed to be the beneficial owner of approximately 2.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately 0.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 2.3% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

4.	Institutional Partners II may be deemed to be the beneficial owner of approximately 2.0% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

5.	Institutional Partners IIA may be deemed to be the beneficial owner of approximately 5.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

6.	Institutional Advisors II may be deemed to be the beneficial owner of approximately 7.1% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

7.	Institutional Partners III may be deemed to be the beneficial owner of approximately 10.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

Page 13 of 16 Pages

8.	Institutional Advisors III may be deemed to be the beneficial owner of approximately 10.2% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

9.	Fund Management may be deemed to be the beneficial owner of approximately 19.69% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.

10.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 19.69% of the total number of Common Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act.
(c) Number of shares as to which such person has:
1.	Master Account
(i)	Sole power to vote or to direct the vote: 2,370,023

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,370,023

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or to direct the vote: 316,650

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 316,650

(iv)	Shared power to dispose or to direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 2,686,673

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,686,673

(iv)	Shared power to dispose or to direct the disposition of: 0
4.	Institutional Partners II
(i)	Sole power to vote or to direct the vote: 2,352,223

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,352,223

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Institutional Partners IIA
(i)	Sole power to vote or to direct the vote: 5,925,953

(ii)	Shared power to vote or to direct the vote: 0

Page 14 of 16 Pages

(iii)	Sole power to dispose or to direct the disposition of: 5,925,953

(iv)	Shared power to dispose or to direct the disposition of: 0
6.	Institutional Advisors II
(i)	Sole power to vote or to direct the vote: 8,278,176

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,278,176

(iv)	Shared power to dispose or to direct the disposition of: 0
7.	Institutional Partners III
(i)	Sole power to vote or to direct the vote: 11,840,429

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,840,429

(iv)	Shared power to dispose or to direct the disposition of: 0
8.	Institutional Advisors III
(i)	Sole power to vote or to direct the vote: 11,840,429

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 11,840,429

(iv)	Shared power to dispose or to direct the disposition of: 0
9.	Fund Management
(i)	Sole power to vote or to direct the vote: 22,805,278

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 22,805,278

(iv)	Shared power to dispose or to direct the disposition of: 0
10.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 22,805,278

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 22,805,278

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class.
This Item 5 is not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The partners of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, including Advisors, Institutional Advisors II and Institutional Advisors III have the right to participate in the receipt of dividends from, or proceeds from the sale of, the

Page 15 of 16 Pages

Common Shares held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III in accordance with their respective ownership interests in Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group.
This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group.
This Item 9 is not applicable.
Item 10. Certification.
By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Page 16 of 16 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
March 6, 2009.

MHR INSTITUTIONAL PARTNERS IIA LP
By:	MHR Institutional Advisors II LLC, its General Partner
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR INSTITUTIONAL ADVISORS II LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR INSTITUTIONAL PARTNERS III LP
By:	MHR Institutional Advisors III LLC, its General Partner
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR INSTITUTIONAL ADVISORS III LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR FUND MANAGEMENT LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Managing Principal

MARK H. RACHESKY, M.D.
By:	/s/ Hal Goldstein, Attorney in Fact